As filed with the Securities and Exchange Commission on July 22, 2015

Registration No. 333-204826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

Amendment No. 3
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________

AQUA METALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3691	47-1169572
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

501 23rd Avenue
Oakland, California 94606
(510) 479-7635
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________

Stephen R. Clarke
Chief Executive Officer
Aqua Metals, Inc.
501 23rd Avenue,
Oakland, California 94606
(510) 479-7635
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________

Copies to:

Daniel K. Donahue Greenberg Traurig, LLP 3161 Michelson Drive, Suite 1000 Irvine, California 92612 Telephone: (949) 732-6557	Andrew Hudders Golenbock Eiseman Assor Bell & Peskoe LLP 437 Madison Avenue - 40th Floor New York, New York 10022 Telephone: (212) 907-7349

________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Non-accelerated filer ☐	Accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$34,500,000	$4,008.90
Underwriters’ Warrant(3)(4)(5)	$100	—
Shares of Common Stock underlying Underwriters’ Warrant	$4,140,000	$481.07

____________

(1)   Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)   Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)   No registration fee required pursuant to Rule 457(g) under the Securities Act of 1933.

(4)   Registers a warrant to be granted to the underwriters for an amount equal to 10% of the number of the shares sold to the public. See “Underwriting” on page 43 of the prospectus contained within this registration statement for information on underwriting arrangements relating to this offering.

(5)   Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover the additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 (Amendment No. 3) to the Registration Statement on Form S-1 (File No. 333-204826) of Aqua Metals, Inc. (Registration Statement) is being filed solely for the purpose of filing an exhibit as indicated in Part II of this Amendment No. 3. This Amendment No. 3 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of our common stock being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC Filing Fee	$4,489.97
FINRA Fee	$4,364.00
Underwriters’ Fees and Expenses.	$185,000.00
Nasdaq Fee	$50,000.00
Printing Expenses	$25,000.00
Accounting Fees and Expenses	$75,000.00
Legal Fees and Expenses	$175,000.00
Transfer Agent and Registrar Expenses	$15,000.00
Miscellaneous	$66,146.03
Total	$600,000.00

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the certificate of incorporation of Aqua Metals, Inc., a Delaware corporation.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

In the case of an action by or in the right of the corporation, Section 145 of the DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL also permits a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Article Sixth of our First Amended and Restated Certificate of Incorporation states that to the fullest extent permitted by the DGCL our directors shall not be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Article Sixth of our First Amended and Restated Certificate of Incorporation authorizes us, to the fullest extent permitted by applicable law, to provide indemnification of (and advancement of expenses to) our directors, officers, employees and agents (and any other persons to which the DGCL permits us to provide indemnification) through bylaw provisions, agreements with such directors, officers, employees, agents or other persons, vote of stockholders or disinterested directors or otherwise, subject only to limits created by the DGCL with respect to actions for breach of duty to our corporation, our stockholders and others.

Article X of our Bylaws provides that we shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of our directors against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was a director of the Company. Article X of our Bylaws also provides that we may, to the maximum extent and in the manner permitted by the DGCL, indemnify each of our employees, officers and agents against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an employee, officer or agent of the Company. The right to indemnification conferred by Article X includes the right to be paid by us the expenses incurred in defending any action or proceeding for which indemnification is required or permitted following authorization thereof by the board of directors shall be paid in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in Article X. We may maintain insurance, at our expense, to protect the Company and any of our directors, officers, employees or agents against any such expense, liability or loss, whether or not we have the power to indemnify such person.

As permitted by the DGCL, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against various actions including, but not limited to, third-party actions where such director or executive officer, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. We intend to indemnify directors and executive officers against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf such directors or executive officers and for any expenses actually and reasonably incurred by such directors or executive officers in connection with such action, if such directors or executive officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also intend to advance to our directors and executive officers expenses (including attorney’s fees) incurred by such directors and executive officers in advance of the final disposition of any action after the receipt by the Company of a statement or statements from directors or executive officers requesting such payment or payments from time to time, provided that such statement or statements are accompanied by an undertaking, by or on behalf of such directors or executive officers, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by the Company.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about providing notice to the Company of any action in connection with which a director or executive officer seeks indemnification or advancement of expenses from the Company and provisions concerning the determination of entitlement to indemnification or advancement of expenses.

Prior to the closing of this offering we plan to enter into an underwriting agreement, which will provide that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Since the inception of our corporation, we issued the following securities without registration under the Securities Act of 1933, as amended.

In June 2014, we sold 4,363,641 shares of common stock to our seven founding shareholders in consideration of their contribution of $39,837 of cash and a patent application and related intellectual property valued at $1,059,000. The issuance was exempt pursuant to Section 4(a)(2) of the Securities Act.

In August 2014, we issued to Wirtz Manufacturing Co. Inc. a convertible promissory note in the original principal amount of $500,000. The issuance was exempt pursuant to Section 4(a)(2) of the Securities Act.

On September 8, 2014, we issued to Liquid Patent Consulting, LLC warrants to purchase 436,365 shares of our common stock at an exercise price of $0.003 per share over a five-year term. The issuance was exempt pursuant to Section 4(a)(2) of the Securities Act.

On October 31, 2014, we consummated an offering of $6.0 million in principal amount of our senior secured convertible promissory notes for the cash consideration of $5.5 million and exchange of a previously issued $500,000 promissory note. Interest accrues on the unpaid principal amount under the convertible notes at the rate of six percent (6%) per year, except during any event of default under the convertible notes in which case the interest rate shall be twelve percent (12%) per year. All principal and interest under the convertible notes are due and payable on December 31, 2015. Pursuant to the terms of our investment agreement with Wirtz Manufacturing Co. Inc., Wirtz exchanged its aforementioned convertible promissory note investment in our company for a senior secured convertible promissory notes sold in the October 2014 private placement. All principal and interest under the senior secured convertible promissory notes are convertible into shares of common stock. The notes were issued pursuant to Section 4(a)(2) of the Securities Act and Rule 506 thereunder. All of the investors were accredited investors as such term is defined in Rule 501 under the Securities Act.

National Securities Corporation acted as placement agent in connection with the October 2014 placement. We paid National Securities Corporation a 10% selling commission on all convertible notes sold. We also issued to National Securities a warrant to purchase shares of our common stock equal to 10% of our common shares issuable upon conversion of the notes sold in the placement. The warrant issuance was exempt pursuant to Section 4(a)(2) of the Securities Act.

We believe the offers, sales and issuances of the above securities by us were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act as transactions not involving a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates, notes and warrants issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our Company. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement
3.1**	First Amended and Restated Certificate of Incorporation of the Registrant
3.2**	Amended and Restated Bylaws of the Registrant
3.3**	Certificate of Amendment to First Amended and Restated Certificate of Incorporation of the Registrant
4.1**	Specimen Certificate representing shares of common stock of Registrant
4.2**	Warrant dated September 8, 2014 issued to Liquid Patent Consulting, LLC
4.3**	Form of Senior Secured Convertible Promissory Note issued by the Registrant to investors in the offering completed on October 31, 2014
4.4**	Warrant dated October 31, 2014 issued to National Securities Corporation
4.5**	Form of Underwriters’ Warrant
5.1**	Opinion of Greenberg Traurig, LLP regarding the validity of the common stock being registered
10.1+**	Form of Indemnification Agreement entered into by the Registrant with its Officers and Directors
10.2+**	Aqua Metals, Inc. 2014 Stock Incentive Plan
10.3**	Engagement Agreement dated September 8, 2014 between Liquid Patent Consulting, LLC and the Registrant
10.4**	Securities Purchase Agreement dated October 31, 2014 between the Purchasers of Senior Secured Convertible Promissory Notes and the Registrant
10.5**	Registration Rights Agreement dated October 31, 2014 between the Purchasers of Senior Secured Convertible Promissory Notes and the Registrant
10.6**	Security Agreement dated October 31, 2014 between the Purchasers of Senior Secured Convertible Promissory Notes and the Registrant
10.7**	Real Estate Purchase and Sale Agreement dated February 23, 2015 between Tahoe-Reno Industrial Center, LLC and the Registrant

Exhibit No.	Description of Document
10.8+**	Executive Employment Agreement dated January 15, 2015 between Stephen R. Clarke and the Registrant
10.9+**	Executive Employment Agreement dated January 15, 2015 between Thomas Murphy and the Registrant
10.10+**	Executive Employment Agreement dated January 1, 2015 between Selwyn Mould and the Registrant
10.11+**	Executive Employment Agreement dated January 15, 2015 between Stephen D. Cotton and the Registrant
10.12**	Form of Lock-Up Agreement
10.13**	Third Amendment to Purchase and Sale Agreement dated May 19, 2015 between Tahoe-Reno Industrial Center, LLC and the Registrant
21.1**	List of Subsidiaries
23.1**	Consent of Armanino LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on page II-4)

____________

*      To be filed by amendment

**    Previously filed

+     Indicates management compensatory plan, contract or arrangement

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, California on this 22nd day of July 2015.

AQUA METALS, INC.

/s/ Stephen R. Clarke
Stephen R. Clarke
Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Stephen R. Clarke and Thomas Murphy and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-1, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen R. Clarke	Chief Executive Officer and Director	July 22, 2015
Stephen R. Clarke	(Principal Executive Officer)

/s/ Thomas Murphy	Chief Financial Officer and Director	July 22, 2015
Thomas Murphy	(Principal Financial and Accounting Officer)

*	Director	July 22, 2015
Stan Kimmel

*	Director	July 22, 2015
Vincent L. DiVito

*	Director	July 22, 2015
Mark Slade

*By:	/s/ Slephen R. Clarke
Attorney-in-fact